UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

3SBio Inc.

(Name of Issuer)

Ordinary Share, par value $0.0001 per share
American Depository Shares, each representing seven Ordinary Shares, par value $0.0001 per share

 (Title of Class of Securities)

88575Y105 (for American Depository Shares)

(CUSIP Number)

Jing Lou
Dan Lou
Bin Huang
Bo Tan
Dongmei Su
Ming Hu
Ke Li
Jiaoe Zhang
Qingjie Zhang

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China

Telephone (China): 8624-25811820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jing Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

12,332,383 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

12,332,383 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,332,383 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 12,098,933 ordinary shares, including ordinary shares as represented by the American Depository Shares, held indirectly by Jing Lou through an entity wholly owned by him, Achieve Well International Limited, as of April 9, 2013 and (ii) 233,450 ordinary shares subject to certain vested options exercisable by Jing Lou within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 233,450 ordinary shares subject to certain vested options exercisable by Jing Lou within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Achieve Well International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

12,098,933 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

12,098,933 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,098,933 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dan Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

10,121,101 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

10,121,101 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,121,101 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes 10,121,101 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dan Lou through an entity wholly owned by him, Hero Grand Management Limited, as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Hero Grand Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

10,121,101 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

10,121,101 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,121,101 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bin Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,650,745 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,650,745 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,650,745 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 1,566,745 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bin Huang through a wholly owned entity, Known Virtue International Limited, as of April 9, 2013 and (ii) 84,000 ordinary shares subject to certain vested options exercisable by Bin Huang within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 84,000 ordinary shares subject to certain vested options exercisable by Bin Huang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Known Virtue International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,566,745 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,566,745 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,745 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dongmei Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,302,221 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,302,221 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,221 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 1,265,121 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dongmei Su through an entity wholly owned by her, Joint Palace Group Limited, as of April 9, 2013 and (ii) 37,100 ordinary shares subject to certain options exercisable by Dongmei Su within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 37,100 ordinary shares subject to certain vested options exercisable by Dongmei Su within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Joint Palace Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,265,121 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,265,121 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,265,121 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bo Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

2,068,248 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

2,068,248 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,068,248 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 1,960,700 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bo Tan through an entity wholly owned by him, Triple Talent Enterprises Ltd, as of April 9, 2013 and (ii) 107,548 ordinary shares subject to certain vested options exercisable by Bo Tan within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 107,548 ordinary shares subject to certain vested options exercisable by Bo Tan within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Triple Talent Enterprises Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,960,700 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,960,700 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,960,700 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ming Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

865,043 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

865,043 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,043 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes 865,043 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ming Hu through a wholly owned entity, Bonus Nation Limited, as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bonus Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

865,043 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

865,043 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,043 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jiaoe Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

814,811 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

814,811 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

814,811 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 797,311 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Jiaoe Zhang through a wholly owned entity, Wise Win Group Limited, as of April 9, 2013 and (ii) 17,500 ordinary shares subject to certain vested options exercisable by Jiaoe Zhang within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 17,500 ordinary shares subject to certain vested options exercisable by Jiaoe Zhang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Wise Win Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

797,311 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

797,311 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,311 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ke Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

811,219 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

811,219 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

811,219 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 753,119 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ke Li through a wholly owned entity, Yorkwin Finance Limited, as of April 9, 2013 and (ii) 58,100 ordinary shares subject to certain vested options exercisable by Ke Li within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 58,100 ordinary shares subject to certain vested options exercisable by Ke Li within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Yorkwin Finance Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

753,119 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

753,119 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,119 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Qingjie Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

166,147 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

166,147 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,147 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 159,147 ordinary shares held indirectly by Qingjie Zhang through a wholly owned entity, Topresult Management Limited, as of April 9, 2013 and (ii) 7,000 ordinary shares subject to certain vested options exercisable by Qingjie Zhang within 60 days of April 9, 2013.
(2) Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 7,000 ordinary shares subject to certain vested options exercisable by Qingjie Zhang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Topresult Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

159,147
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

159,147
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)
14.	TYPE OF REPORTING PERSON

CO

 (1) Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

This amendment No. 2 (the “Amendment No. 2”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of 3SBio Inc. (the “Company”). This Amendment No. 2 is filed jointly by Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Bo Tan, Ming Hu, Jiaoe Zhang, Ke Li, Qingjie Zhang, Achieve Well International Limited, Hero Grand Management Limited, Known Virtue International Limited, Joint Palace Group Limited, Triple Talent Enterprises Ltd, Bonus Nation Limited, Wise Win Group Limited, Yorkwin Finance Limited and Topresult Management Limited, who are collectively referred to herein as the “Reporting Persons” to amend and supplement the Items set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 19, 2013, as amended by Amendment No. 1 filed with SEC on April 11, 2013, (the “Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 have meanings provided in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 22, 2013, Dr. Jing Lou and CPEChina Fund, L.P. submitted a proposal letter (the “Proposal Letter”) to the independent committee of the board of directors of the Company (the “Independent Committee”) with regard to an increase of the merger consideration of the Merger. In the Proposal Letter, Dr. Jing Lou and CPEChina Fund, L.P. proposed to increase the per Share merger consideration payable to holders of Shares (including the ADSs holders) from $2.20 per Share, or $15.40 per ADS, under the Merger Agreement to $2.3857 per Share, or $16.70 per ADS, pursuant to a proposed amendment to the Merger Agreement. The proposed increase in the merger consideration represents an 8.4% premium to the merger consideration under the Merger Agreement, a 9.9% premium to the closing price of the ADSs of April 19, 2013, and a 44% premium to the closing price of the ADSs of September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Jing Lou and CPEChina Fund, L.P. The information disclosed in this paragraph is qualified in its entirety by reference to the Proposal Letter. A copy of the Proposal Letter is filed as Exhibit 7.09 is incorporated herein by reference in their entirety.

Following Dr. Jing Lou and CPEChina Fund, L.P.’s submission of the Proposal Letter, on April 24, 2013, the Company, Parent and Merger Sub entered into an amendment to the Merger Agreement (the “Amendment No. 1 to Merger Agreement”), pursuant to which the per Share merger consideration will be increased to $2.3857 per Share, or $16.70 per ADS. The increased financing for the Merger and other transactions contemplated by the Amendment No. 1 to Merger Agreement will be obtained through: (1) additional convertible note financing in the amount of US$21,400,000 from CPEChina Fund, L.P.; and (2) additional company cash financing in the amount of US$3,900,000 from the Company. To provide for the additional convertible note financing, on April 24, 2013 CPEChina Fund, L.P. and Holdco executed an amendment to Commitment Letter (the “Commitment Letter Amendment”), pursuant to which CPEChina Fund, L.P. would provide an amount up to US$154.40 million to purchase convertible and exchangeable notes of Holdco. To accommodate the execution of Amendment No. 1 to the Merger Agreement and the use of additional financing to fund the increased merger consideration, on April 24, 2013 Parent and CCB executed a consent and waiver under the Facilities Agreement (the “Consent and Waiver Letter”). Pursuant to the Consent and Waiver Letter, CCB consented to the execution of Amendment No. 1 to the Merger Agreement and agreed to waive certain conditions precedent under the Facilities Agreement to permit Parent’s use of additional financing to pay the increased merger consideration. The information disclosed in this paragraph is qualified in its entirety by reference to the Consent and Waiver Letter, Amendment No. 1 to Merger Agreement and the Commitment Letter Amendment. Copies of the Consent and Waiver Letter, the Amendment No. 1 to Merger Agreement and the Commitment Letter Amendment are filed as Exhibit 7.10, Exhibit 7.11 and Exhibit 7.12 and are incorporated herein by reference in their entirety.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 22, 2013, Jing Lou and CPEChina Fund, L.P. submitted a Proposal Letter to the Independent Committee.

On April 24, 2013, Parent and CCB entered into a Consent and Waiver Letter. Upon the approval of the Independent Committee, the Company, Parent and Merger Sub entered into the Amendment No. 1 to Merger Agreement. Concurrently with the execution of the Amendment No. 1 to Merger Agreement, CPEChina Fund, L.P. and Holdco entered into the Commitment Letter Amendment.

The agreements listed in this Item 6 are filed herewith as Exhibits 7.09 through 7.12 and are incorporated herein by reference. The descriptions in Item 3 of the contracts described in this Item 6 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.09	Proposal Letter by Jing Lou and CPEChina Fund, L.P., dated April 22, 2013.

Exhibit 7.10	Consent and Waiver Letter by Parent and CCB, dated April 24, 2013.

Exhibit 7.11	Amendment No. 1 to Merger Agreement by the Company, Parent and Merger Sub, dated April 24, 2013.

Exhibit 7.12	Commitment Letter Amendment by Holdco and CPEChina Fund, L.P., dated April 24, 2013.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013

Jing Lou

By: /s/ Jing Lou

Dan Lou

By: /s/ Dan Lou

Bin Huang

By: /s/ Bin Huang

Bo Tan

By: /s/ Bo Tan

Dongmei Su

By: /s/ Dongmei Su

Ming Hu

By: /s/ Ming Hu

Jiaoe Zhang

By: /s/ Jiaoe Zhang

Ke Li

By: /s/ Ke Li

Achieve Well International Limited

By: /s/ Jing Lou
Name: Jing Lou
Title: Director

Hero Grand Management Limited

By: /s/ Dan Lou
Name: Dan Lou
Title: Director

Qingjie Zhang

By: /s/ Qingjie Zhang

Known Virtue International Limited

By: /s/ Bin Huang
Name: Bin Huang
Title: Director

Joint Palace Group Limited

By: /s/ Dongmei Su
Name: Dongmei Su
 Title: Director

Bonus Nation Limited

By: /s/ Ming Hu
Name: Ming Hu
Title: Director

Wise Win Group Limited

By: /s/ Jiaoe Zhang
Name: Jiaoe Zhang
Title: Director

Yorkwin Finance Limited

By: /s/ Ke Li
Name: Ke Li
Title: Director

Topresult Management Limited

By: /s/ Qingjie Zhang
Name: Qingjie Zhang
Title: Director

Triple Talent Enterprises Ltd

By: /s/ Bo Tan
Name: Bo Tan
Title: Director